August 9, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stacie Gorman

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333‑218803) (the “Registration Statement”) of MVP REIT II, Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, and on behalf of the Registrant, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on August 11, 2017, at 4 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Daniel LeBey of Vinson & Elkins L.L.P. at (804) 327-6310 with any questions regarding this matter.

Very truly yours,

MVP REIT II, INC.

By:	/s/ Michael V. Shustek
Michael V. Shustek
Chief Executive Officer and Secretary